                                                                       Exhibit 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------
                                    FORM 10-Q


             Quarterly Report Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934
             -------------------------------------------------------
For the quarterly period ended March 31, 2001   Commission file number 001-11784

                             THE NETPLEX GROUP, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            NEW YORK                                   11-2824578
-------------------------------           ------------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)

        1800 Robert Fulton Drive, Suite 250, Reston, Virginia 20191-4346
        ----------------------------------------------------------------
             (Address of principal executive offices and zip code)

                                (703) 716-4777
                 --------------------------------------------
             (Registrant's telephone number, including area code)

           --------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]  No [ ]

As of May 14, 2001, 22,080,946 shares of the issuer's Common Stock were outstanding.

                             THE NETPLEX GROUP, INC.

                FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001

                                      INDEX

Part I.  Financial information

Item 1.  Financial statements and supplementary data

         a)  Condensed Consolidated Balance Sheets as of March 31, 2001
             and December 31, 2000                                             3

         b)  Condensed Consolidated Statements of Operations
             for the Three Months ended March 31, 2001 and 2000                4

         c)  Condensed Consolidated Statements of Cash Flows
             for the Three Months ended March 31, 2001 and 2000                5

         d)  Notes to Condensed Consolidated Financial Statements              6

Item 2.      Management's Discussion and Analysis of Financial
             Condition and Results of Operations                               8

Item 3.      Quantitative and Qualitative Disclosures About
             Market Risk                                                      11

Part II      Other Information                                                11

Item 1.      Legal Proceedings                                                11

Item 6.      Exhibits and Reports on Form 8-K                                 11

Signatures                                                                    12

Part I   Financial Information

                    THE NETPLEX GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                               Assets                               Unaudited
                                                                    March 31,        December 31,
                                                                       2001              2000
                                                                  -------------    ---------------

Current assets:
   Cash and cash equivalents                                      $       2,310              3,817
   Accounts receivable, net of allowance for doubtful accounts of $544 and $462, at March 31, 2001 and December 31, 2000,
     respectively                                                         3,360              3,067
   Prepaid expenses and other current assets                                342                881
   Current assets of discontinued operations                              2,105              2,324
                                                                  -------------    ---------------
      Total current assets                                                8,117             10,089
   Property and equipment, net                                            1,694              1,952
   Other assets                                                             661                661
   Goodwill and other intangible assets, net                              3,000              3,249
   Long-term assets of discontinued operations                            1,544    $         1,739
                                                                  -------------    ---------------
           Total assets                                           $      15,016    $        17,690
                                                                  =============    ===============
                      Liabilities and Stockholders' Equity
Current liabilities:
   Line of credit                                                 $       1,701    $         2,003
   Accounts payable                                                       2,849              3,226
   Accrued expenses and other current liabilities                         6,604              6,719
   Capital lease obligation, current portion                                 58                 77
   Deferred revenues                                                         56                335
   Current liabilities of discontinued operations                           560                581
                                                                  -------------    ---------------
      Total current liabilities                                          11,828             12,941
   Capital lease obligations long-term, net of current portion               92                 92
   Long-term liabilities of discontinued operations                         452                478
                                                                  -------------    ---------------
      Total liabilities                                                  12,372             13,511
                                                                  -------------    ---------------

Commitments and contingencies
Minority interest in subsidiary                                              --                 --
                                                                  -------------    ---------------

Stockholders' equity
Preferred Stock:
   Class A Cumulative, $.01 par value, liquidation preference of $4.00 per share for 2001 and 2000; 2,000,000 shares
   authorized, 80,597 shares issued and outstanding at March
   31, 2001 and December 31, 2000, respectively                               1                  1
   Class C Cumulative, $.01 par value; liquidation preference of $3.99 per share; 2,500,000 shares authorized; 1,500,000 share issued and outstanding at March 31, 2001 and December
   31, 2000, respectively                                                    15                 15
   Class D Cumulative, $.01 par value; liquidation preference of $5,000 per share; 10,000 shares authorized; 1,324 and
   2,145 shares issued and outstanding at March 31, 2001 and
   December 31, 2000, respectively                                            1                  1
   Class E Cumulative, $.01 par value; liquidation preference of $1,000 per share; 3,000 shares authorized; 3,000 shares issued and outstanding at March 31, 2001 and December 31,
   2000, respectively                                                         1                  1
   Common Stock: $.001 par value, 100,000,000 shares
   authorized, 22,080,946 and 20,820,448 shares issued and
   outstanding at March 31, 2001 and December 31, 2000,
   respectively                                                              22                 21
Additional paid in capital                                               34,223             34,333
Accumulated deficit                                                     (31,619)           (30,193)
                                                                  -------------    ---------------
      Total stockholders' equity                                          2,644              4,179
                                                                  -------------    ---------------
      Total liabilities and stockholders' equity                  $      15,016    $        17,690
                                                                  =============    ===============

          See accompanying notes to consolidated financial statements.

                    THE NETPLEX GROUP, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Amounts in thousands)

                                                                 Three Months Ended
                                                                     March 31,
                                                        ---------------------------------
                                                             2001               2000
                                                        --------------     --------------
                                                                    (Unaudited)
Revenue
 Services                                               $        3,569     $        2,891
 Product                                                           671                910
                                                        --------------     --------------
                                                                 4,240              3,801
                                                        --------------     --------------
Cost of revenues
 Services                                                        1,555              1,876
 Product                                                           577                623
                                                        --------------     --------------
                                                                 2,132              2,499
                                                        --------------     --------------

 Gross profit                                                    2,108              1,302

Selling, general and administrative expenses                     3,935              5,165
                                                        --------------     --------------

 Operating loss                                                 (1,827)            (3,863)

Interest expense, net                                               42                 48
                                                        --------------     --------------

Net loss before income taxes                                    (1,869)            (3,911)

Provision for income taxes                                          --                 --
                                                        --------------     --------------

Loss from continuing operations before minority                 (1,869)            (3,911)

Minority interest                                                   --               (125)
                                                        --------------     --------------

Loss from continuing operations                                 (1,869)            (3,786)

Income (loss) from discontinued operations (net of
 income taxes)                                                     443                 (4)
                                                        --------------     --------------

  Net loss                                                      (1,426)            (3,790)

Preferred Stock dividend                                          (219)              (153)
                                                        --------------     --------------

Loss applicable to common shareholders                  $       (1,645)    $       (3,943)
                                                        ==============     ==============

Basic and diluted loss per common share                 $        (0.08)    $        (0.23)
                                                        ==============     ==============

Weighted average common shares outstanding:
  Basic and diluted                                             21,200             17,224
                                                        ==============     ==============

          See accompanying notes to consolidated financial statements.

                    THE NETPLEX GROUP, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                                 Three Months Ended
                                                                           ----------------------------
                                                                            March 31,         March 31,
                                                                              2001              2000
                                                                           ------------     -----------
                                                                                     (Unaudited)

 Net cash used in operating activities                                     $ (2,003)          $ (2,476)
                                                                           --------           --------

 Net cash provided by discontinued operations                                   809                719
                                                                           --------           --------

 Investing activities:
 Purchases of property and equipment                                            (11)              (398)
 Other                                                                           --                167
                                                                           --------           --------
 Net cash used in investing activities                                          (11)              (231)
                                                                           --------           --------

 Financing activities:
 Net proceeds from stock offerings                                               --             10,797
 Net borrowings on line of credit                                              (302)            (1,689)
 Proceeds from the exercise of stock options and warrants                        --              2,166
 Net cash provided by financing activities                                     (302)            11,149
                                                                           --------           --------

 Increase in cash and cash equivalents                                       (1,507)             9,161

 Cash and equivalents at beginning of period                                  3,817              4,351
                                                                           --------           --------

 Cash and equivalents at end of period                                     $  2,310           $ 13,512
                                                                           ========           ========

 Supplemental information:
 Cash paid during the period for:
 Interest                                                                  $     59           $    121
                                                                           ========           ========
 Income taxes                                                              $     --           $     --
                                                                           ========           ========

          See accompanying notes to consolidated financial statements.

                   THE NETPLEX GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

              For the Three Months Ended March 31, 2001 and 2000
                                  (Unaudited)

The accompanying unaudited condensed consolidated financial statements of The Netplex Group, Inc. and Subsidiaries ( the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and note disclosures normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The Company believes the disclosures made are adequate to make the information presented consistent with past practices. However, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2000.

In the opinion of the Company, the accompanying condensed consolidated financial statements reflect all adjustments and reclassifications (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the three months ended March 31, 2001 and 2000. Interim results are not necessarily indicative of the results that may be expected for the full year.

Note A -- Basis of Presentation

The accompanying financial statements include the accounts of The Netplex Group, Inc. and its subsidiaries. All acquisitions by the Company are accounted for as purchases. Additionally, the operating results of all acquisitions have been included in the consolidated financial statements from their effective dates of acquisition. All material intercompany transactions were eliminated in consolidation.

The accompanying consolidated financial statements reflect a change in the manner the Company recognizes revenue in its Contractors Resources segment consistent with industry practice and in compliance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" and the Securities and Exchange Commission's view on revenue recognition issued in Staff Accounting Bulletin No. 101. CR currently recognizes as revenue the fees (net revenue) it charges to its members for providing its back office services as these services are provided. Previously, CR recorded as revenue, the gross billings from services provided by its members to customers with whom it contracts, invoices and collects on behalf of its members. This change has no effect on the net income or loss reported from these operations. Accordingly, effective with the issuance of the third quarter 2000 financial statements, the results of operations for all periods presented have been restated for comparability purposes to reflect this revenue recognition policy.

                                                   Three Months Ended
                                                         March 31,
                                               --------------------------
                                                  2001             2000
                                               ---------        ---------
Gross revenue as previously reported           $   9,959        $   9,112
                                               =========        =========
Net revenue                                    $     409        $     328
                                               =========        =========

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note B -- Discontinued Operations

On September 29, 2000, the measurement date, the Company announced its decision to sell its e-Infrastructure operations. The Company is seeking a buyer for various businesses within the e-Infrastructure segment and although it is difficult to predict, the Company expects to complete the sales within the 12 months subsequent to the measurement date. Accordingly, effective with the issuance of the third quarter 2000 financial statements, the results of operations and the net assets of the Company's e-Infrastructure segment have been classified as discontinued operations and prior periods have been restated. The results of the discontinued segment do not reflect any interest or management fees allocated by the Company. On September 29, 2000, the Company signed an agreement to sell its Onion Peel subsidiary (previously included as a part of the e-Infrastructure segment) for $949,000 ($574,000 of cash and
$375,000 of stock) and recorded a gain of $513,000.   The Company believes that
the remaining businesses within the segment will not generate future operating losses prior to disposal and therefore no provision has been recorded in the financial statements.

Note C -- Restructure Charge

In the third quarter of 2000, the Company recorded a restructure charge of $1,512,000 primarily associated with the closing of the Company's Roseland, New Jersey office and the related costs. Included in the total are the estimated costs for facility closures, the write-down of redundant and duplicative property, severance and other employee costs related to the facility closures and duplicative position eliminations. Management expects that the remaining accrual will be utilized in the current year.


                                                                        Utilized               Balance as
                                                               -------------------------      Of March 31,
(in thousands)                                     Accrual         Cash         Noncash           2001
-----------------------------------------------------------------------------------------------------------

Write-down of Long Lived Assets                 $       160    $        11   $        --    $           149
Employee Severance and termination benefits             819            689            --                130
Excess Facility Costs                                   403            271            --                132
Other                                                   130            130            --                 --
                                                -----------    -----------   -----------    ---------------
                                                $     1,512    $     1,101   $        --    $           411
                                                -----------    -----------   -----------    ---------------

Note D -- Financing

On May 4, 2001, the Company's subsidiary, Netplex Systems, Inc. ("Systems") entered into a Commercial Revolving Loan, Demand Loan and Security Agreement ("Revolving Loan") with American Commercial Finance Corporation ("Lender") which expires on March 31, 2003. This Revolving Loan will replace the pre-existing line of credit which was operating under a Forebearance Agreement pending closing of the new loan. Under the Revolving Loan, Systems can borrow an amount equal to 80% of eligible accounts receivable as defined in the agreement, up to $3.0 million. The Revolving Loan bears interest at the prime rate plus 1.75% and is secured by (i) System's , the Company's and each of the Company's subsidiaries' assets, (ii) a $400,000 guaranty from a shareholder, Waterside Capital (the "Guaranty") and (iii) fidelity guaranties from two of the Company's officers.

In consideration for the Guaranty, Systems has preliminarily agreed to issue a note to Waterside Capital for approximately $400,000 to pay for Waterside Capital's legal and guaranty fees. In addition, the Company has preliminarily agreed to grant to Waterside Capital the right to require the Company to redeem the Class C Preferred Stock to the extent legally permissible upon the occurrence of certain events. Such events include any default by the Company or Systems under any of their respective financing arrangements, any change of control of the Company, or in the event Systems is no longer a subsidiary of the Company. Systems will guaranty (with such guaranty being secured by a grant of a security interest in all of Systems assets) the Company's performance the foregoing redemption obligation. In the event such redemption obligation is triggered by a changes of control or in the event Systems is no longer a subsidiary of the Company, it is contemplated that such guaranty obligation may be paid by the Systems' issuance of a promissory note to Waterside Capital. Additionally, it is contemplated that Waterside Capital will cancel all of their existing warrants to purchase 300,000 shares of the Company's Common Stock and the Company and Systems will each issue to Waterside Capital a warrant to purchase an as yet undetermined number of shares of common stock of each of the Company and Systems.

Note E -- Earnings (Loss) Per Share

Basic net income (loss) per share is calculated using the weighted average number of common shares outstanding during the relevant periods. Diluted net income (loss) per common share is calculated using the weighted average number of common shares and dilutive potential common shares outstanding during the relevant periods. For the three months ended March 31, 2001 and 2000, the assumed exercise of the Company's outstanding stock options and warrants, Convertible Preferred Stock and contingently issuable shares in connection with certain business combinations would be anti-dilutive.

Note F -- Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company's reportable segments are strategic business units that offer different products and services to different industries throughout the United States.

In the third quarter of 2000, the Company had two reportable segments after the reclassification of the e-Infrastructure segment as a discontinued operation. All prior year's revenue, cost of services and operating expenses have been restated to reflect this reclassification. Effective in the third quarter of 2000, the Company's reportable segments are as follows:

 -- Netplex - provides professional services that combine industry-specific knowledge and emerging technologies to complete Internet-based application development, business security and protection consulting services and Retail Industry-focused consulting and integration services.

 -- Contractors Resources (CR) - provides business infrastructure and advisory services for its membership of independent contractors, which allow members to maximize the freedom and wealth potential of the independent lifestyle while enjoying the benefits associated with full-time employment.

The Company's accounting policies for these segments are the same as those described in the summary of Significant Accounting Policies, except that income tax expense is not allocated to each segment. In addition, the Company evaluates the performance of its segments and allocates resources based on gross margin, and earnings before interest, taxes, depreciation and amortization ("EBITDA"). Inter-segment revenues are immaterial.

The table below presents information about segments used by the chief operating decision-maker of the Company as of and for the three months ended March 31, 2001 and 2000:

                                                                   Segment
                               Netplex             CR               Total
                           ---------------   --------------   ----------------
2001 - Three months:
Revenues                   $         3,831   $          409   $          4,240
Gross profit                         1,775              333              2,108
EBITDA                                 356             (401)               (45)
------------------------------------------------------------------------------
2000 - Three months:
Revenues                   $         3,451   $          350   $          3,801
Gross profit                         1,077              226              1,302
EBITDA                                (396)            (973)            (1,369)
------------------------------------------------------------------------------

Total assets:
-------------
March 31, 2001:            $         7,019   $        4,348   $         11,367
Discontinued                                                             3,649
Unallocated                                                                 --
------------------------------------------------------------------------------
Total                                                         $         15,016
------------------------------------------------------------------------------
March 31, 2000:            $         8,570   $        5,773   $         14,343
Discontinued                                                             7,589
Unallocated                                                              7,752
------------------------------------------------------------------------------
Total                                                         $         29,684
------------------------------------------------------------------------------

Reconciliation of Segment EBITDA to Net Operating Loss:

                                                               Three Months Ended
                                                        -----------------------------
                                                          March 31,        March 31,
                                                        ------------     ------------
                                                            2001              2000
                                                        ------------     ------------
Segment EBITDA                                          $        (45)    $     (1,369)
Unallocated corporate expenses                                 1,264            1,948
Depreciation & amortization                                      518              421
Interest expense, net                                             42               48
Tax expense                                                       --               --
                                                        ------------     ------------
Loss from continuing operations                               (1,869)          (3,786)
Income (loss) from discontinued operations, net of
 tax                                                             443               (4)
                                                        ------------     ------------
Net operating loss                                      $     (1,426)    $     (3,790)
                                                        ============     ============

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Note Regarding Forward-Looking Information

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this quarterly report constitute "forward-looking statements" including statements concerning the Company's expectation that the cash generated from operating activities, combined with borrowings on its line of credit facilities, will be adequate to satisfy its working capital and capital expenditure requirements for at least the next 12 months. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Company's recent operating losses, uncertainty concerning its ability to obtain funding to expand and improve its business, the variance in the timing of the Company's revenues and the introduction and market acceptance of its products, the Company's dependence on the continued services of its Chairman and Chief Executive Officer and its President as well as its ability to attract and retain quality technical and management personnel, the competitive and rapidly changing nature of the Company's business, the Company's ability to remain competitive and respond to changes in the industry as well as manage its growth, the significant volatility of the Company's stock price, uncertainty regarding the Company's liability for violations committed by the consultants it employs, the Company's ability to satisfy guarantees made to its customers, uncertainty regarding the dilutive impact of conversion and exercise of the Company's outstanding preferred stock and warrants on its shareholders and the impact on its stock price, the risks set forth in the Company's amended Registration Statement on Form S-3 filed on Form S-1 as filed with the Securities and Exchange Commission on August 8, 2000 and risk factors listed from time to time in subsequent filings.

Forward-looking statements are intended to apply only at the time they are made. Moreover, whether or not stated in connection with a forward-looking statement, the Company undertakes no obligation to correct or update a forward-looking statement. Therefore, the actual experience of the Company and the results achieved during the period covered by any particular forward-looking statement should not be regarded as a representation by the Company or any other person that these estimates will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate. If the Company were to update or correct a forward-looking statement, investors and others should not conclude that the Company will make additional updates or corrections thereafter.

The following table sets forth the revenue, gross profit, expenses, and income of each of the business areas for the three months ended March 31, 2001 and 2000.

                    Consolidated Operating Results by Segment
                               (amounts in 000's)

                                                  Three months ended March 31,
                                                --------------------------------
                                                     2001              2000
                                                --------------     -------------
Operating revenues
 Netplex                                        $        3,831     $       3,451
 Contractors Resources                                     409               350
                                                --------------     -------------
   Operating revenues                                    4,240             3,801
                                                --------------     -------------
Gross profit
 Netplex                                                 1,775             1,077
 Contractors Resources                                     333               226
                                                --------------     -------------
   Gross profit                                          2,108             1,303
                                                --------------     -------------
Gross profit percentage
 Netplex                                                  46.3%             31.2%
 Contractors Resources                                    81.4%             64.6%
                                                --------------     -------------
   Gross profit percentage                                49.7%             34.3%
                                                --------------     -------------
Operating expenses
 Netplex                                                 1,419             1,473
 Contractors Resources                                     734             1,199
                                                --------------     -------------
   Operating expenses                                    2,153             2,672
                                                --------------     -------------
Segment EBITDA
 Netplex                                                   356              (396)
 Contractors Resources                                    (401)             (973)
                                                --------------     -------------
   Segment EBITDA                                          (45)           (1,369)
                                                --------------     -------------
Corporate expenses                                       1,264             1,948
EBITDA                                                  (1,309)           (3,317)
Interest, taxes, depreciation & amortization               560               469
                                                --------------     -------------
Loss from continuing operations                         (1,869)           (3,786)

Income (loss) from discontinued operations,
 net of tax                                                443                (4)
                                                --------------     -------------
Net (loss)                                      $       (1,426)    $      (3,790)
                                                ==============     =============

Results of Operations:

Three months ended March 31, 2001 compared to the three months ended March 31, 2000:

Revenue for the three months ended March 31, 2001 increased $0.4 million or 11.5% to $4.2 million as compared to $3.8 million for the same period in 2000. Revenue for Netplex services increased $0.4 million or 11.0% to $3.8 million as compared to $3.4 million for the same period in 2000. CR revenue for the three month period ended March 31, 2001 was $0.4 million, unchanged from the same period in 2000.

Revenue for CR reflects a change in the manner the Company recognizes revenue consistent with certain modifications made to CR's contractual arrangements during 1999 and in compliance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" and the Securities and Exchange Commission's view on revenue recognition issued in Staff Accounting Bulletin No. 101. CR's revenues represent only the fees realized for services rendered to the independent contractor. Prior to the change, revenues included the gross fees charged to the third party customer being serviced by the independent contractor. This change has no effect on the net income or loss reported from these operations. Accordingly, effective with the issuance of the third quarter 2000 financial statements, the results of operations for all periods presented have been restated for comparability purposes to reflect this revenue recognition policy.

Gross profit generated by Netplex for the three months ended March 31, 2001 increased $0.7 million or 64.8% to $1.8 million as compared to $1.1 million for the same period of 2000. The Netplex gross profit margins increased from 31.2% in 2000 to 46.3% in 2001. These increases resulted primarily from the restructuring effort commenced in the third quarter of 2000 combined with improvements in the utilization of the technical staff. The gross profit generated by CR for the three month period ended March 31, 2001 increased $0.1 million or 32.1% over the same period in 2000. CR's gross profit margins increased from 64.6% in 2000 to 81.4% in 2001. These increases are the result of efficiencies that arose from the implementation of the web-based business processes for managing the independent contractor work force .

Segment operating expenses for the three months ended March 31, 2001 decreased $0.5 million or 19.4% to $2.2 million from $2.7 million for the same period of 2000. This decrease resulted primarily from the 38.8% decrease in Contractors Resources segment expenses of $0.5. The decrease is attributed to reduced marketing expenses, web development and professional service fees.

Segment loss for the three months ended March 31, 2001 decreased $1.3 million or 96.7% as compared to the same period of 2000. This decrease in operating loss resulted primarily from the cost saving measures implemented in 2000 coupled with technical personnel productivity increases and efficiencies enjoyed for the implementation of web-based business processes in the CR segment.

Corporate expense for the three months ended March 31, 2001 decreased $0.7 million or 35.2% to $1.2 million from $1.9 million in the same period of 2000. This decrease is primarily the result of the restructuring and cost saving measures implemented in the third quarter of 2000.

Earnings (from continuing operations) before interest, income taxes, depreciation and amortization ("EBITDA") for the three months ended March 31, 2001 was a loss of $1.3 million as compared to a loss of $3.3 million for the same period of 2000, a decline in the loss before interest, taxes, depreciation and amortization of $2.0 million or 60.5%. The components of this decline are discussed above.

Depreciation, amortization and interest expense for the three months ended March 31, 2001 increased $0.1 million to $0.6 million from $0.5 million for the same period of 2000. This increase is principally due to the amortization of the developed business software used internally in the operations of the Contractors Resources segment.

Income from discontinued operations for the three month period ended March 31, 2001 was $0.4 million compared to a loss of approximately $4,000 for the same period in 2000, an increase of $0.4 million. This decrease is primarily attributable to the reduction in the sales and marketing expenses associated with these operations. See Note B to the financial statements for a description of the discontinued operations.

No provision for income taxes was required for the three months ended March 31, 2001 or 2000 due to the generation of net losses.

Net loss for the three months ended March 31, 2001 was $1.4 million compared to a net loss of $3.8 million in the same period of 2000, an decrease in net loss of $2.4 million. The components of this increase are discussed above.

Liquidity and Capital Resources:

At March 31, 2001, the Company had cash and cash equivalents of $2.3 million and $1.7 million outstanding on its line of credit facilities.

In the three months ended March 31, 2001 the Company's cash and cash equivalents decrease by $1.5 million which was primarily attributed to the $1.4 million loss for the period.

The Company has negative working capital at March 31,2001 of approximately $3.7 million and has incurred significant losses from operations in each of the last three years. In addition, the Company is operating under a agreement with its principal lender that, among other things, imposed limits on eligible accounts receivable. Management believes that cash on hand as of March 31, 2001 together with cash flows from operations in the remainder of 2001 will be sufficient to meet its working capital requirement in 2001. In the third quarter of 2000, the Company began a restructuring of the Company which included closing and combining certain facilities, reduction of administrative staff, and disposing of non-strategic business units. In addition, recent business development efforts and refinements to the Company's staff compensation programs have improved utilization of billable, technical staff which should improve the profitability of the Company's continuing operations going forward.

On July 31, 2000, the Company entered into a line of credit agreement with a bank that was set to expire on July 31, 2002 and was secured by the Company's assets. As of September 30, 2000, the Company was not in compliance with the tangible net worth covenant. On January 10, 2001, the Company and the bank entered into an Loan Amendment and Forebearance Agreement ("Forebearance Agreement") whereby the bank agreed to forebear from exercising its rights and remedies under the loan document due to the existing event of default until March 31, 2001; provided no additional default occurs. The Company and the bank agreed the Company did not need to comply with the tangible net worth covenant set forth in the loan agreement. Under the Forebearance Agreement the Company could borrow 40% of eligible accounts receivable (as defined in the agreement) up to $5.0 million bearing interest at the bank's prime rate plus 2.5%.

On May 4, 2001, the Company's subsidiary, Netplex Systems, Inc. ("Systems") entered into a Commercial Revolving Loan, Demand Loan and Security Agreement ("Revolving Loan") with American Commercial Finance Corporation ("Lender") which expires on March 31, 2003. This Revolving Loan will replace the pre-existing bank line of credit which was operating under a Forebearance Agreement pending closing of the new loan. Under the Revolving Loan, Systems can borrow an amount equal to 80% of eligible accounts receivable as defined in the agreement, up to $3.0 million. The Revolving Loan bears interest at the prime rate plus 1.75% and is secured by (i) System's , the Company's and each of the Company's subsidiaries' assets, (ii) a $400,000 guaranty from a shareholder, Waterside Capital (the "Guaranty") and (iii) fidelity guaranties from two of the Company's officers.

In consideration for the Guaranty, Systems has preliminarily agreed to issue a note to Waterside Capital for approximately $400,000 to pay for Waterside Capital's legal and guaranty fees. In addition, the Company has preliminarily agreed to grant to Waterside Capital the right to require the Company to redeem the Class C Preferred Stock to the extent legally permissible upon the occurrence of certain events. Such events include any default by the Company or Systems under any of their respective financing arrangements, any change of control of the Company, or in the event Systems is no longer a subsidiary of the Company. Systems will guaranty (with such guaranty being secured by a grant of a security interest in all of Systems assets) the Company's performance the foregoing redemption obligation. In the event such redemption obligation is triggered by a changes of control or in the event Systems is no longer a subsidiary of the Company, it is contemplated that such guaranty obligation may be paid by the Systems' issuance of a promissory note to Waterside Capital. Additionally, it is contemplated that Waterside Capital will cancel all of their existing warrants to purchase 300,000 shares of the Company's Common Stock and the Company and Systems will each issue to Waterside Capital a warrant to purchase an as yet undetermined number of shares of common stock of each of the Company and Systems.


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

At March 31, 2001, there were approximately $216,000 of accrued dividends on the Company's Class A, C and E Preferred Stock.

Acquisitions and future plans.

Based on the Company's current operating plan, the Company believes that the cash generated from operating activities, coupled with borrowings on its line of credit facility, will be sufficient to meet the anticipated needs for working capital and capital expenditure for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity needs, the Company may seek to obtain additional capacity on its line of credit, sell convertible debt securities or sell additional equity securities. However, no assurances can be given that any such addition financing sources will be available on acceptable terms or at all. The sale of convertible debt securities or additional equity securities could result in additional dilution to the Company's stockholders.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

The Company does not believe that there is any material market risk exposure with respect to derivative or other financial instruments that would require disclosure under this item. The Company's obligations under its line of credit are short-term in nature with an interest rate that approximates the market rate.

Part II  Other Information

Item 1.  Legal Proceedings

For a description of certain legal proceedings affecting the Company, see the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-11784). There have been no subsequent material developments in such legal proceedings since such report was filed.

Item 6.  Exhibits and Reports on Form 8-K

(a)  Exhibits

     10 Commercial Revolving Loan, Demand Loan and Security Agreement dated as of April 30, 2001, by and between Netplex Systems, Inc. and American Commercial Finance Corporation.

(b)  Reports on Form 8-K

     During the fiscal quarter ended March 31, 2001, the Company filed 3 reports on Form 8-K.

     On February 8, 2001, the Company filed a Form 8K to announce that it has submitted a request for a hearing before the Nasdaq Listing Qualifications Panel with the intention of retaining the Company's listing on the Nasdaq Small-Cap Market.

     On February 20, 2001, the Company announced its intent to address the Nasdaq Qualifications Listing Panel on March 22, 2001, with the intention of retaining the Company's listing on the Nasdaq Small-Cap Market.

     On March 27, 2001, the Company announced its earnings for the fourth fiscal quarter and year end results for 2000.

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

SIGNATURE
---------

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         THE NETPLEX GROUP, INC.
                                         (Registrant)


DATE:  May 15, 2001                      /s/ Gene M. Zaino
                                         -----------------------------
                                         Gene M. Zaino
                                         Chairman of the Board
                                         (Principal Executive Officer)

DATE:  May 15, 2001                      /s/ Peter J. Russo
                                         -----------------------------
                                         Peter J. Russo
                                         Executive Vice President and Chief
                                         Financial Officer (Principal
                                         Financial Officer)

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